EXHIBIT A TO

STRATEGY SHARES DISTRIBUTION PLAN

March 25, 2025

The following series of shares ("Funds") of Strategy Shares (as defined under the Plan) shall participate in the Plan effective as of the dates set forth below:

NAME	DATE	FEES (as a percentage of average daily net asset value of shares of the applicable Class)
Strategy Shares Nasdaq 7 HANDL™ Index ETF	August 25, 2017	0.25
Strategy Shares Newfound/ReSolve Robust Momentum ETF	June 24, 2019	0.25
Day Hagan/Ned Davis Research Smart Sector ETF	September 20, 2019	0.25
Strategy Shares Gold Enhanced Yield ETF	September 18, 2020	0.25
Day Hagan/Ned Davis Research Smart Sector Fixed Income ETF	June 18, 2021	0.25
Day Hagan/Ned Davis Research Smart Sector International ETF	June 17, 2022	0.25
Eventide High Dividend ETF	March 26, 2024	0.25
Eventide US Market ETF	December 12, 2024	0.25
Day Hagan Smart Buffer ETF	December 12, 2024	0.25
Monopoly ETF	March 25, 2025	0.25